SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Notes Class II in a principal amount of USD 360,000,000, due 2023.

IRSA Propiedades Comerciales S.A. informs that on September 23, 2016, will start the payment of the first installment of interests related to the Notes Class II issued on March 23, 2016.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	September 23, 2016
Payment Hours:	From 9:00 am to 6:00 pm. (Buenos Aires time).
Number of service to be paid:	First installment of interests
Period comprised by the payment:	March 23, 2016/ September 23, 2016
Concept of payment:	Interests (100%)
Payment Currency:	USD
Capital Outstanding:	USD 360,000,000
Annual Nominal Interest for Period:	8.75%
Interest being paid:	USD 15,750,000

The interests will be paid through Caja de Valores S.A.  to the people at whose name the notes were on September 22, 2016 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

September 19, 2016	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets